Exhibit 99.6

ZenaTech’s ZenaDrone Initiates Defense-focused Quantum Navigation System for GPS-Denied Drone Operations

Vancouver, British Columbia, (February 26, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its drone subsidiary ZenaDrone has initiated the development of a quantum navigation system designed to enable secure drone operations in GPS-denied and satellite-compromised environments. The system will initially support ZenaDrone 1000, the company’s multifunction heavy-lift drone for use in defense applications including ISR (Intelligence, Surveillance and Reconnaissance), specialized cargo, and border patrol. Future scalability is also planned across the company’s IQ series drone platforms.

“The ability to operate autonomously in GPS-denied environments is an operational imperative for modern defense,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are committed to supporting U.S. defense and national security interests with technology that performs where conventional systems fail. We see quantum navigation as a cornerstone capability that will define the next generation of autonomous systems for defense, and we are making the strategic investments in the R&D needed to enable our future leadership as the industry evolves."

Quantum navigation systems are considered next-generation, self-contained and ultra-precise motion sensing systems that enable reliable navigation without GPS by using quantum physics–based principles and sensors. As defense operational landscapes evolve, defense missions increasingly face environments where GPS and satellite signals cannot be relied upon, whether due to jamming, spoofing, or other contested conditions. These navigation systems fuse quantum inertial measurement with AI-driven path correction, enabling sustained and accurate positioning over extended mission periods without reliance on external signals. Quantum navigation can also benefit commercial drones operating in GPS-challenged environments such as in dense urban corridors, indoor industrial facilities, underground sites, and long-range BVLOS (Beyond Visual Line-of-Sight) missions.

The Company’s R&D team is at the initial stages of development focused on incorporating this capability into the ZenaDrone 1000, and management expects to advance through research and development, drone integration, and testing phases which will involve multifunctional teams in due time. The quantum navigation system is expected to be integrated into ZenaDrone’s defense and commercial drone platforms, enhancing capabilities for surveillance, critical infrastructure inspection, and defense missions.

The ZenaDrone 1000 is engineered as an advanced AI-powered VTOL heavy-lift platform optimized for defense use, offering ISR capabilities including real-time surveillance, tactical reconnaissance, and secure data collection, alongside cargo transport and mission-critical payload delivery. Its modular design allows rapid configuration for multi-mission operations in high-risk environments, from infrastructure monitoring to operational logistics support.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.